2007 SEP 17 A 9:49

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07026618

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 29 August 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 29 August 2007

29.08.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG) – Capital Group Int. Inc.

9/18

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG)

Pursuant to section 21 (1) WpHG, Capital Group International Inc., 333 South Hope Street, Los Angeles, CA 90071, USA, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 28 August 2007 of the following:

On 24 August 2007, the stake of Capital Group International Inc. in the voting rights in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München exceeded the threshold of 3%. On that date, Capital Group International Inc. held 3.11% in relation to all voting rights in Hypo Real Estate Holding AG and 3.11 % in relation to all ordinary shares (Stammaktien) with voting rights in Hypo Real Estate Holding AG arising from 4,173,320 ordinary shares.

3.11% of all voting rights in Hypo Real Estate Holding AG (voting rights arising from 4,173,320 ordinary shares) were attributed to Capital Group International Inc. pursuant to section 22 (1) sent. 1 no. 6 in connection with sent. 2 and 3 WpHG.

Munich, 29 August 2007

Hypo Real Estate Holding AG
Management Board

END